Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

www.faegredrinker.com

July 31, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic

Re:	Variant Alternative Lending Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-279339 and 811-23965

Dear Mr. Orlic,

The following responds to the comments that you provided via email on June 10, 2024, in connection with the Securities and Exchange Commission (“SEC”) Staff’s review of a registration statement filed by the Fund under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), on Form N-2 on May 10, 2024 (“Registration Statement”). The changes to the Fund’s disclosures discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”). The Revised Registration Statement also reflects the addition of disclosures regarding a second class of Shares of beneficial interest of the Fund, designated as Access Class Shares. As noted below, the Investment Manager and other affiliates of the Fund have received exemptive relief from the SEC that permits the Fund to issue multiple classes of shares.1

For your convenience, we have repeated each comment below, and the Fund’s responses follow the Staff’s comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated. The Fund confirms that the responses to the Staff’s comments provided in one section will be similarly applied in other parallel sections, except as noted by the Fund.

General

1.	Comment: Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund confirms that it has not presented any test the waters materials to potential investors in connection with this offering.

1 See Variant Alternative Income Fund and Variant Investments, LLC (File No. 812-14895) Investment Company Act Rel. Nos. 33242 (September 20, 2018) (notice) and 33269 (October 12, 2018) (order).

2.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund respectfully notes that no FINRA review is required in connection with the Registration Statement pursuant to an exemption provided by FINRA Corporate Financing Rule 5110(h)(2)(L).

3.	Comment: Please advise if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund supplementally confirms that it has not submitted, nor does it currently intend to submit, any exemptive application or no-action request in connection with the Registration Statement. However, the Investment Manager and other affiliates of the Fund have received exemptive relief from the SEC that permits the Fund to (i) co-invest in certain privately-negotiated investment transactions with current or future unregistered funds and registered closed-end funds that are advised by the Investment Manager, subject to the satisfaction of certain conditions (the “Co-Investment Exemptive Relief”)2, and (ii) issue multiple classes of shares (the “Multi-Class Exemptive Relief”)3. The Fund supplementally provides that it intends to (i) participate in certain privately-negotiated investment transactions pursuant to the conditions of the Co-Investment Exemptive Relief, and (ii) issue multiple classes of Shares and impose asset-based distribution and/or service fees with respect to Access Class Shares of the Fund pursuant to the conditions of the Multi-Class Exemptive Relief.

4.	Comment: If a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital, please identify the party in your response letter and describe their relationship with the Fund.

Response: The Fund supplementally confirms that the Fund’s Investment Manager will provide the Fund’s initial seed capital.

Cover Page

5.	Comment: Disclosure states that the Fund expects to invest in other investment vehicles “on an opportunistic basis.” Please disclose, either here or elsewhere in the prospectus, that the Fund does not expect such investments to constitute more than 15% of net assets.

Response: The Fund has added the following disclosure to the cover page and other applicable sections of the Fund’s Prospectus in the Revised Registration Statement:

“The Fund does not expect to invest more than 15% of its net assets in private Underlying Funds (i.e., Underlying Funds that would be investment companies but for the exemptions under Section 3(c)(1) or 3(c)(7) of the Investment Company Act).”

2 See Variant Alternative Income Fund, et al. (File No. 812-15265) Investment Company Act Rel. Nos. 34452 (December 23, 2021) (notice) and 34476 (January 19, 2022) (order).

3 See Variant Alternative Income Fund and Variant Investments, LLC, supra note 1.

6.	Comment: Please add a bolded bullet point stating that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital, offering proceeds, borrowings, and amounts obtained from the Fund’s affiliates that are subject to repayment by investors.

Response: The Fund has added the requested disclosure in the Revised Registration Statement.

7.	Comment: When citing to the risk factors, please include a specific page citation to the risk factor regarding leverage.

Response: The Fund has revised the second sentence of the paragraph immediately following the list of bullet points on page ii of the Prospectus as follows in the Revised Registration Statement (added text underlined):

“Please review the “Principal Risk Factors” starting on page 12 of this Prospectus, including “Borrowing; Use of Leverage” on page 14 of this Prospectus.”

8.	Comment: Please modify the Total Offering table to reflect as necessary any minimum and maximum offering amounts and to include a termination date, and confirm that no funds will be held in escrow.

Response: The Fund has modified the Total Offering table in the Revised Registration Statement to reflect that a maximum of $250,000,000 Shares of the Fund will be registered for sale thereunder. As indicated in footnote 1 to the Total Offering table, the Fund confirms that that Shares of the Fund will be offered on a continuous basis. In addition, the Fund has added the following disclosure in footnote 2 to the Total Offering table in the Revised Registration Statement:

“The Distributor is not obligated to sell any specific number of Shares, nor have arrangements been made to place Shareholders’ funds in escrow, trust or similar arrangement.”

Fund Fees and Expenses, page 6

9.	Comment: The Fund’s investment management fee shown in the fee table should be reflected on the basis of net assets. The fund’s management fee is equal to 1.00% of managed assets. Please confirm that the investment management fee reflects the fund’s anticipated use of leverage and is shown on the basis of net assets.

Response: The Fund does not currently anticipate borrowing under a line of credit during its first year of operations. Accordingly, the Fund supplementally confirms that the amount of the Investment Management Fee that is disclosed in the fee table included in the Revised Registration Statement reflects the Fund’s anticipated use of leverage and is shown on the basis of net assets. In addition, the Fund has deleted the fourth and fifth sentences in footnote 2 to the fee table in the Revised Registration Statement.

Investment Strategies and Overview of Investment Process, page 9

10.	Comment: Please disclose a basis for investors to assess the expertise and experience of the Investment Manager with respect to foreign investments. See Guide 9 in the Guidelines for Form N-2.

Response: The Fund has added the following disclosure within the sub-section of the Prospectus entitled “MANAGEMENT OF THE FUND – The Investment Manager” in the Revised Registration Statement:

“In addition to the Fund, the Investment Manager currently manages two other closed-end investment companies with over 40 non-U.S. investments across more than 20 countries.”

11.	Comment: Please confirm that the fee table will include expenses associated with the short selling described in this section, either as part of the “Fees and Interest Payments on Borrowed Funds” line item or as a separate line item.

Response: The Fund supplementally confirms that it does not currently intend to engage in short sales during its first year of operations. However, if it does engage in short sales, then the Fund confirms that it will include an estimate of the costs relating to such activity in the fee table.

The Investment Manager, page 35

12.	Comment: Please disclose the names of the persons who control the Investment Manager, the basis of such control, and the general nature of their business. See Item 9.1.b of Form N-2.

Response: The Fund has added the following disclosure within the sub-section of the Prospectus entitled “MANAGEMENT OF THE FUND – THE INVESTMENT MANAGER” in the Revised Registration Statement:

“The Investment Manager is managed by Curtis Fintel, Robert Elsasser and J.B. Hayes. Curtis Fintel, Robert Elsasser, J.B. Hayes and Boco Investments, LLC are control persons of Variant Investments, LLC due to their ownership of voting interests of the firm. Boco Investments, LLC is a family office for an ultra-high net worth individual.”

13.	Comment: The prospectus states “[p]ursuant to the Investment Management Agreement, the Fund pays the Investment Manager a monthly Investment Management Fee equal to 1.00% on an annualized basis of the Fund’s NAV of the average monthly “Managed Assets” of the Fund.” Please clarify whether the fee is a percent of net asset value or managed assets.

Response: The Fund supplementally provides that the Investment Management Fee is equal to 1.25% on an annualized basis of the average daily Managed Assets of the Fund and notes that the above-referenced sentence appears in the Statement of Additional Information of the Fund (the “SAI”). Accordingly, the Fund has revised the first three sentences in the third paragraph of the sub-section of the SAI entitled “INVESTMENT MANAGEMENT AND OTHER SERVICES – The Investment Manager” as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“Pursuant to the Investment Management Agreement, the Fund pays the Investment Manager an Investment Management Fee equal to 1.25% on an annualized basis of the average daily ~~a monthly Investment Management Fee equal to 1.00% on an annualized basis of the Fund’s NAV of the average monthly~~ “Managed Assets” of the Fund. “Managed Assets” means the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares). Average daily Managed Assets is the sum of the Managed Assets at the beginning of each business day and the Managed Assets at the end of such business day and divided by two ~~Average monthly Managed Assets is the sum of the daily managed assets for the month divided by the number of the days in a month~~.”

In addition, the Fund has revised the paragraph within the section of the Prospectus entitled “INVESTMENT MANAGEMENT FEE” as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“Pursuant to the Investment Management Agreement, the Fund pays the Investment Manager an Investment Management Fee equal to 1.25% on an annualized basis of the average daily ~~monthly~~ “Managed Assets” of the Fund. “Managed Assets” means the total assets of the Fund (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares). Average daily ~~monthly~~ Managed Assets is the sum of Managed Assets at the beginning of each business day and the Managed Assets at the end of such business day and divided by two ~~the daily Managed Assets for the month divided by the number of days in the month~~.”

Investment Management Fee, page 36

14.	Comment: Disclosure states that the Investment Manager will receive a fee based on the average monthly value of Managed Assets. If this disclosure remains, please advise how derivatives will be valued for purposes of determining “Managed Assets” and confirm that the Fund will not use the notional value of its derivative investments for purposes of determining Managed Assets.

Response: As indicated in the Fund’s response to Staff Comment 13 above, the Investment Management Fee will be equal to 1.25% on an annualized basis of the average daily “Managed Assets” of the Fund. The Fund confirms that, for purposes of determining “Managed Assets,” the Fund’s derivative investments, if any, will be valued in accordance with the Valuation Procedures of the Fund approved by the Fund’s Board of Trustees. The Fund further confirms that it will not use the notional value of its derivative investments for purposes of determining Managed Assets.

Fund Expenses, page 39

15.	Comment: Disclosure states that the expenses of the Fund include fees associated with “the offering and issuance of shares.” Please revise this disclosure to clarify that this includes the organizational expenses of the Fund.

Response: The Fund has revised the applicable clause of the second sentence in the first paragraph within the section of the Prospectus entitled “FUND EXPENSES” as follows in the Revised Registration Statement (added text underlined):

“The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the organization of the Fund and the offering and issuance of Shares;”

16.	Comment: Please include an estimate in the prospectus, detailing the organizational and offering costs associated with the registration.

Response: The Fund has added the following disclosure to the fourth paragraph within the section of the Prospectus entitled “FUND EXPENSES” as follows in the Revised Registration Statement:

“The Fund’s expenses incurred and to be incurred in connection with the Fund’s organization are not expected to exceed $[250,000]. The Fund’s expenses incurred and to be incurred in connection with the initial offering of Shares will be amortized by the Fund over the 12-month period beginning on the Fund’s commencement of operations and are not expected to exceed $[50,000].”

17.	Comment: Please include disclosure detailing the accounting for the organizational costs of the Fund.

Response: The Fund has added the requested disclosure in the Revised Registration Statement as indicated in its response to Staff Comment 16 above.

18.	Comment: Please confirm that these expenses are subject to the Expense Limitation and Reimbursement Agreement. Also, please revise the disclosure to specify whether these expenses are subject to that agreement or excluded therefrom.

Response: The Fund supplementally confirms Fund expenses incurred in connection with its organization and the initial offering of Shares are subject to the Expense Limit. The Fund has added the following disclosure as the third sentence of the fifth paragraph within the section of the Prospectus entitled “FUND EXPENSES” in the Revised Registration Statement:

“For the avoidance of doubt, Fund expenses incurred in connection with the organization of the Fund and the initial offering of Shares are subject to the Expense Limit.”

19.	Comment: Please confirm how the Fund’s formation transaction will take place. Will the Fund be formed by converting a private fund? If so, as required by Reg. S-X, Rule 6-11, please ensure that audited GAAP compliant financial statements, with a Reg. S-X Rule 12-12 compliant schedule of investments, is included. If the fund will be seeded, please included audited seed financial statements in compliance with Form N-2 instructions.

Response: The Fund supplementally confirms that it will be seeded and that audited seed financial statements of the Fund will be included in a subsequent pre-effective amendment to the Registration Statement.

Tender/Repurchase Procedures, page 44

20.	Comment: The second paragraph of this section contains a reference to a repurchase fee, but there doesn’t appear to be any other disclosure about this fee, and the fee table indicates that there are no repurchase fees. Please revise your disclosure or advise why that is not necessary.

Response: The Fund has revised the above-referenced sentence as follows in the Revised Registration Statement (deleted text struck through):

“The Fund’s NAV per Share may change materially from the date a repurchase offer is mailed to the applicable Valuation Date (or any later date if the repurchase offer is extended), and it also may change materially shortly after the Valuation Date. Once the tender has been accepted for payment, the Fund will repurchase the Shares and remit the repurchase price to Shareholders~~, less any applicable repurchase fee,~~ within five (5) business days after the applicable expiration date.”

21.	Comment: Disclosure states that “the Fund may accept all Shares tendered for repurchase by Shareholders who own less than $[1,000,000] worth of Shares and who tender all of their Shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan.” Neither of these actions is consistent with Rule 13e-4(f)(3) under the Exchange Act. Please delete this disclosure, or revise it to otherwise be in accordance with the cited rule.

Response: The Fund has revised the above-referenced sentences as follows in the Revised Registration Statement (added text underlined; deleted text struck through):

“However, subject to the tender offer rules under the Exchange Act, the Fund may accept all Shares tendered for repurchase by Shareholders who own, beneficially or of record, less than ~~$[1,000,000] worth of~~100 Shares and who tender all of their Shares, before prorating other amounts tendered. ~~In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an individual retirement account (“IRA”) or other qualified retirement plan. It is the Shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.~~”

Distributions to Shareholders, page 51

22.	Comment: Please disclose that the Fund will inform shareholders of the amount and nature of the income or gains distributed to them.

Response: The Fund has added the requested disclosure in the Revised Registration Statement.

Description of Shares, page 55

23.	Comment: Please concisely disclose any other significant attributes of the Shares, including, for example, any involuntary redemption provisions and any minimum account balance requirement.

Response: The Fund has added the following disclosures within the section of the Prospectus entitled “DESCRIPTION OF SHARES” in the Revised Registration Statement:

“The minimum initial investment in Institutional Class Shares and Access Class Shares by any investor is $1,000,000, and any Shareholder who tenders for repurchase only a portion of its Institutional Class Shares or Access Class Shares in the Fund will be required to maintain a minimum account balance of $1,000,000. Such minimum capital account balance requirement may be waived by the Board in its sole discretion, subject to applicable federal securities laws. In certain circumstances, the Board may require a Shareholder to tender its Shares in accordance with the terms and conditions of the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.

All Shares of the Fund have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Institutional Class Shares and Access Class Shares are, when issued, fully paid and non-assessable by the Fund.”

Exhibits, page C-1

24.	Comment: We note Article 7.4 of the Agreement and Declaration of Trust, regarding involuntary redemptions of Shares. If you retain this provision, please revise it so that it is consistent with Rule 23c-2 under the Investment Company Act, and provide corresponding disclosure in the prospectus.

Response: The Fund respectfully submits that, to the extent that any provision of Section 7.4 of the Fund’s Declaration of Trust is determined by the Fund’s Trustees, with the advice of counsel, to be in conflict with the requirements of Section 23 of the Investment Company Act or Rule 23c-2 thereunder, such provision shall be deemed to never have constituted a part of the Declaration of Trust pursuant to Section 9.10 thereof. Accordingly, the Fund has elected to retain the provisions included in Section 7.4 of the Declaration of Trust as filed with the Registration Statement. In addition, the Fund has revised the final paragraph within the section of the Prospectus entitled “TENDER/REPURCHASE PROCEDURES” as follows in the Revised Registration Statement (added text underlined):

“In certain circumstances, the Board may require a Shareholder to tender its Shares. The Fund may cause a mandatory repurchase or redemption of all or some of the Shares of a Shareholder, or any person acquiring Shares from or through a Shareholder, at NAV in accordance with the terms and conditions of the Declaration of Trust and Section 23 of the Investment Company Act and Rule 23c-2 thereunder.”

25.	Comment: Please provide us with the legality opinion at least 5 business days in advance of the desired effectiveness date.

Response: The Fund will endeavor to provide the Staff with the legality opinion at least 5 business days in advance of the desired effectiveness date.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer